SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549



                            Form 11-K



         FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE,
       SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d)
             OF THE SECURITIES EXCHANGE ACT OF 1934





    [X]   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
    SECURITIES EXCHANGE ACT OF 1934

    For the fiscal year ended December 31, 1997

                               OR

    [  ]   TRANSITION REPORT PURSUANT TO SECTION 15(d) OF
    THE SECURITIES EXCHANGE ACT OF 1934

    For the transition period from        to

    Commission file number 2-84723






  THE SCHERING-PLOUGH PUERTO RICO EMPLOYEES' RETIREMENT SAVINGS
                              PLAN



                   Schering-Plough Corporation
                        One Giralda Farms
                          P.O. Box 1000
                   Madison, New Jersey  07940



THE SCHERING-PLOUGH PUERTO RICO
EMPLOYEES' RETIREMENT SAVINGS PLAN

TABLE OF CONTENTS


                                                             Page

INDEPENDENT AUDITORS' REPORT                                    1

FINANCIAL STATEMENTS:

 Statements of Net Assets Available for Benefits
  as of December 31, 1997 and 1996                              2

 Statement of Changes in Net Assets Available for Benefits
  for the Year Ended December 31, 1997                          3

 Notes to Financial Statements                                4 - 7


SUPPLEMENTAL SCHEDULES:                                      SCHEDULE

 Schedule of Assets Held for Investment Purposes
  December 31, 1997                                             I

 Schedule of Transactions in Excess of 5%
  of Plan Assets for the Year Ended December 31, 1997           II


EXHIBITS:

 Exhibit I                                        Independent Auditors' Consent







Supplemental schedules not included herein are omitted due to the absence of conditions under which they are required.




INDEPENDENT AUDITORS' REPORT


The Schering-Plough Puerto Rico Employees' Retirement Savings
Plan:

We have audited the accompanying statements of net assets available for benefits of The Schering-Plough Puerto Rico Employees' Retirement Savings Plan (the "Plan") as of December 31, 1997 and 1996, and the related statement of changes in net assets available for benefits for the year ended December 31, 1997. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1997 and 1996, and the changes in net assets available for benefits for the year ended December 31, 1997, in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of Assets Held for Investment Purposes and Transactions in Excess of 5% of Plan Assets are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic 1997 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.




_________________________________________
/s/  Deloitte & Touche LLP
      San Juan, Puerto Rico
      May 8, 1998





THE SCHERING-PLOUGH PUERTO RICO
EMPLOYEES' RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 1997 AND 1996
                                                1997      1996
Vanguard Index Trust 500 Portfolio Fund    $ 5,228,436 $3,962,617

Vanguard Windsor Fund                        2,610,599  2,078,110

Vanguard Treasury Money Market Portfolio     1,296,315  1,299,422

Vanguard Fixed Income Securities Short-
   Term Corporate Portfolio Fund               364,238    396,869

Vanguard Wellington Fund                        97,393     43,719

Vanguard International Growth Portfolio
   Fund                                         69,267     64,787

Vanguard Explorer Fund                          52,893     40,699

   Total Vanguard Registered Investment
   Company Shares                            9,719,141  7,886,223

Schering-Plough Stock Fund                   2,448,942    690,264

Loan Fund                                    1,173,039    919,260

Participants' Receivables                            -    101,818

NET ASSETS AVAILABLE FOR BENEFITS          $13,341,122 $9,597,565





See notes to financial statements.

THE SCHERING-PLOUGH PUERTO RICO
EMPLOYEES' RETIREMENT SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 1997

ADDITIONS TO NET ASSETS ATTRIBUTED TO:
   Investment income:
      Interest and dividends                     $   725,359

      Net appreciation in fair value
      of investments                               2,189,056

      Total                                        2,914,415

     Participants' contributions                   1,552,471

     Other receipts - rollovers and other
      transfers in                                     5,031

          Total additions                          4,471,917

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:

     Benefit payments                                728,360

          Total deductions                           728,360

NET INCREASE                                       3,743,557

NET ASSETS AVAILABLE FOR BENEFITS:

Beginning of year                                  9,597,565

End of year                                      $13,341,122

See notes to financial statements.



THE SCHERING-PLOUGH PUERTO RICO
EMPLOYEES' RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS



1. GENERAL

   The Schering-Plough Puerto Rico Employees' Retirement Savings Plan (the "Plan") is a defined contribution plan established effective March 1, 1990. The Plan is intended to encourage retirement savings by eligible employees of Schering-Plough Products, Inc. (the "Sponsor") and any of its affiliated companies that adopts the Plan. Vanguard Fiduciary Trust Company ("VFTC"), the trustee, is a trust company incorporated under Chapter 10 of the Pennsylvania Banking Code, and a wholly-owned subsidiary of The Vanguard Group, Inc. ("Vanguard").

   All Puerto Rico employees of Schering-Plough Products, Inc. and Schering-Plough del Caribe, Inc. are eligible to participate in the Plan on the date of employment. There were 944 and 957 participants in the Plan at December 31, 1997 and 1996, respectively. The participants may elect to have their salary deferral contributions allocated to any of the investment funds available under this Plan.


2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

   Basis of Accounting
   The financial statements of the Plan are prepared on the accrual basis in accordance with generally accepted accounting principles and the financial reporting requirements of the Employee Retirement Income Security Act of 1974 ("ERISA").

   Investment Valuation and Income Recognition
   The Plan's investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at year end.

   The Schering-Plough Stock Fund is valued using the unit accounting method whereby a participant's account value is expressed in units of participation rather than number of shares of Schering-Plough common stock. At December 31, 1997 and 1996, there were 4,369 and 2,359 units of participation in the Schering-Plough Stock Fund, respectively. The net asset value per unit was $560.51 and $292.66 at December 31, 1997 and 1996, respectively.

   Purchases  and sales of securities are recorded on  a  trade-
   date  basis.   Interest  income is recorded  on  the  accrual
   basis.   Dividends are recorded on the ex-dividend date,  and
   reinvested in Schering-Plough common stock units.

   Payment of Benefits
   Benefit payments are recorded when paid.



3. PLAN DESCRIPTION

   The following is a description of the Plan for general information purposes. Participants should refer to the Plan document for more complete information.

   Salary Deferral Contributions
   The Plan is designed to permit eligible employees to elect to have a portion of their salary contributed to the Plan on their behalf ("salary deferral contributions"). Under the provisions of the Plan, salary deferral contributions can range from 1% to 10% of the employee's earnings, in increments of 1%, subject to certain limitations. Salary deferral contributions and any earnings accrued thereon are fully and immediately vested to the participant.

   Participant Accounts
   Each participant's account is credited with the participant's contribution and allocations of Plan earnings. Allocations are based on participant earnings or account balances, as defined. Participants have a nonforfeitable right to their contributions plus actual earnings thereon which vest fully and immediately.

   Investment Options
   Upon enrollment in the Plan, a participant may direct their contributions into any of the following Vanguard investment options:

   - Index Trust 500 Portfolio Fund - Designed to provide returns which correspond to the performance of Standard & Poor's 500 Composite Stock Price Index.

   - Windsor Fund - Primarily equity securities with the objective of providing long-term capital growth.
   - Treasury Money Market Portfolio - Exclusively U.S. Treasury securities with maturities of 13 months or less with the objective of providing current income based on current market interest rates, with preservation of principal and liquidity.
   -    Fixed Income Securities Short-Term Corporate Portfolio Fund
       - A diversified portfolio primarily consisting of short-term corporate bonds.
-    Wellington Fund - Primarily equity and fixed income
securities with the objective of providing current income and capital appreciation.
- International Growth Portfolio Fund - A non-U.S. equity portfolio, primarily investing in securities of issuers within Europe, Asia and the Far East.
- Explorer Fund - Primarily equity securities of smaller companies with the objective of providing above average capital appreciation but with a potentially higher level of risk.
   Schering-Plough Stock Fund
   Invests  in  Schering-Plough  Corporation  common  shares  to
   provide   the   possibility  of  long-term   growth   through
   increases  in  the  market  value  of  the  shares  and   the
   reinvestment of dividends. Participants are limited to a maximum investment election of 50% of the Salary Deferral Contributions in this fund.

   Loan Fund
   The Plan allows participants to borrow against their fund accounts up to a maximum of the lesser of one half of their account or $50,000. These loans, which are secured by the participants' individual fund accounts, bear a fixed rate of interest as determined to be reasonable by The Schering-Plough Puerto Rico Employees' Savings Plan Committee, and are repayable over periods not exceeding five years, except loans relating to a principal residence which are repayable over a period not to exceed 20 years.

   Payment of Benefits
   On termination of service due to retirement or disability, a participant may elect to receive either a lump-sum amount or annual installments not to exceed the life expectancy of the participant or the life expectancy of the beneficiary. For termination of service due to other reasons, a participant may receive the value of the account as a lump sum distribution. Distribution of all or a portion of a participant's account, prior to termination of employment, may be granted by the Company in the case of financial hardship.


4. PLAN TERMINATION

   Although it has not expressed any intent to do so, the Sponsor has the right to terminate the Plan subject to provisions of ERISA.


5. TAX STATUS

   In March 1992, the Plan received a favorable determination letter issued by the Puerto Rico Department of Treasury as to the Plan's qualified status under Sections 165(a) and (e) of the Puerto Rico Income Tax Act of 1954, as amended. As long as the Plan is qualified under Puerto Rico income tax laws and regulations, participants will not be taxed on salary-deferred contributions or on investment earnings on such contributions at the time such contributions and investment earnings are received by the trustee under the Plan, but will be subject to tax thereon at such time as they receive distributions from the Plan.


6. ADMINISTRATION OF PLAN ASSETS

   Contributions are held and managed by the trustee, VFTC, which invests cash received, interest and dividend income and makes distributions to the participants. The trustee also administers the collection of interest and principal on the participant loans.

   Certain administrative functions are performed by officers or employees of the Sponsor. No such officer or employee receives compensation from the Plan.

   All plan administration expenses are borne by the Sponsor.



7. FUND INFORMATION

   Investment income, contributions and benefit payments are as follows for the year ended December 31, 1997:


                                           Vanguard
                                            Fixed
                                            Income
            Vanguard            Vanguard.  Securiti           Vanguard
             Index              Treasury   es Short-           Inter-          Scheri
             Trust    Vanguard    Money      Term    Vanguard  nationa  Vangua    ng-
              500     Windsor    Market    Corporate Wellingt     l       rd    Plough   Loan
            Portfolio    Fund    Portfolio           on Fund    Growth  Explor   Stock   Fund    Total
             Fund                         Portfolio           Portfol    er     Fund
                                             Fund            io Fund   Fund
Investment
Income:
Interest
   and
dividends   $108,701   $407,002   $65,533  $23,038  $7,959    $2,835   $5,072   24,044  $81,175 $725,359

  Net
appreciati
on
(depreciat
ion) in
fair
value of   1,197,867     50,700     -        1,838    6,805     1,736    (313) 930,423     -    2,189,056
investment
s

Total
Investment
Income    $1,306,568   $457,702   $65,533  $24,876  $14,764    $4,571  $4,759 $954,467  $81,175 $2,914,415


Participants'
Contributi  $546,668   $412,383  $159,163  $73,658  $33,304   $28,258  $16,566 $282,471    -    $1,552,471
ns

Other
receipts -
Rollovers
and
Transfers   $ 1,258      $1,258     -         -          -         -        -    $2,515    -        $5,031
In

Benefits
Paid to
Participan  $264,951  $143,338  $140,501  $36,860    $2,493  $22,071     $495   $67,679 $49,972   $728,360
ts




                                     ******

THE SCHERING-PLOUGH PUERTO RICO
EMPLOYEES' RETIREMENT SAVINGS PLAN

ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 1997

Identity                        Shares/                  Current
of issue          Participants   Units        Cost        Value

Vanguard Index
Trust 500
Portfolio Fund*    713          58,049   $3,194,508  $5,228,436 (1)

Vanguard Windsor
Fund*              529         153,746    2,483,929   2,610,599 (1)

Vanguard Treasury
Money Market
Portfolio*         398       1,296,315    1,296,315   1,296,315 (1)

Vanguard Fixed
Income Securities
Short-Term
Corporate
Portfolio Fund*    179          33,695     361,577      364,238

Vanguard
Wellington Fund*    71           3,307      91,213       97,393

Vanguard
International
Growth Portfolio
Fund*               59           4,226      71,981       69,267

Vanguard Explorer
Fund*               52             956      53,145       52,893

Schering-Plough
Stock Fund         420          4,369(2)  1,515,585   2,448,942 (1)

Outstanding loan
balance -various
loans; 7% to 10%,
due in one year to
five years         361                    1,173,039  1,173,039(1)

Total investments                       $10,241,292  $13,341,122


*Registered Investment Company.

(1) Indicates investment represents five percent or more of the net assets available for benefits.

(2) Represents Schering-Plough Stock Fund units.


THE SCHERING-PLOUGH PUERTO RICO
EMPLOYEES' RETIREMENT SAVINGS PLAN

ITEM 27D - SCHEDULE OF TRANSACTIONS IN EXCESS OF 5% OF PLAN ASSETS
YEAR ENDED DECEMBER 31, 1997


Identity             Cost of       Number of     Proceeds      Number   Net
of Issue            Purchases      Purchases     From Sales    of Sales Gain

Vanguard
Index Trust
500 Portfolio
Fund               $1,069,847           84     $1,001,894         105  $345,185

Vanguard Windsor
Fund                1,192,652           84        710,863          94  122,025

Vanguard Treasury
Money Market
Portfolio             541,736          110        544,843          98  -

Schering-Plough
Stock Fund          1,084,017          115        255,762          54  78,051




EXHIBIT I









INDEPENDENT AUDITORS' CONSENT


We consent to the incorporation by reference in Registration Statements No. 2-83963, No. 33-19013, No. 33-50606 and No. 333-
30331 on Form S-8, Registration Statement No. 333-853 on Form S-3, Post-Effective Amendment No. 1 to Registration Statement No. 2-84723 on Form S-8, Post-Effective Amendment No. 1 to Registration No. 2-80012 on Form S-3, Post-Effective Amendment No. 1 to Registration Statement No. 2-77740 on Form S-3 and Registration Statements No. 333-12909 and No. 333-30355 on Form S-3 of our report dated May 8, 1998 appearing in this Annual Report on Form 11-K of The Schering-Plough Puerto Rico Employees' Retirement Savings Plan for the year ended December 31, 1997.





__________________________________________
/s/ Deloitte & Touche LLP
     San Juan, Puerto Rico
     June 17, 1998



                           SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the plan) have duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

  Schering-Plough Puerto Rico Employees' Retirement Savings Plan

Date:  June 17, 1998               By  /s/ Vincent Sweeney
                                           Vincent Sweeney
                                           Plan Administrator